EXHIBIT 29
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RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

Cypress's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in some respects differ from those generally accepted in the United States ("U.S. GAAP"). The following are those policies that result in significant measurement differences.

CONSOLIDATED STATEMENTS OF INCOME

The application of U.S. GAAP would have the following effects on net earnings and comprehensive earnings for the years ended December 31:

All amounts in $000's, except per common share amounts

                                                       2000          1999
                                                   -------------------------

Net income as reported                                38,498         7,437
Adjustments
   Depletion and depreciation (a)                        309        (5,733)
   General and administrative
   expense (c)                                            --        (1,731)
   Future income tax recovery/(expense)
   (a,b and c)                                          (138)        1,811
                                                   -------------------------

Net income and comprehensive earnings
for the year - U.S. GAAP                              38,669         1,784
                                                   -------------------------

Earnings and comprehensive earnings per
common share - U.S. GAAP (d)

                      - basic                           0.90           0.05
                      - diluted                         0.86           0.05


CONSOLIDATED BALANCE SHEETS

The application of U.S. GAAP would have the following effects on the balance sheets as at December 31,

All amounts in $000's

                                                 2000                                  1999
                                     -----------------------------         ----------------------------
                                        CDN GAAP      U.S. GAAP             CDN GAAP       U.S. GAAP
                                               $              $                    $               $
Property and  equipment(a)               368,479        365,632              270,572         267,416
Future income taxes (a, b and c)         (61,743)       (64,458)              (8,017)        (32,414)
Share capital (c)                       (149,747)      (153,222)            (155,478)       (158,954)
Retained earnings                        (25,070)       (38,776)             (10,950)         (4,290)



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CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows prepared in accordance with Canadian GAAP conform in all material respects with U.S. GAAP except that Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital items in the consolidated statement of cash flows. This total cannot be presented under U.S. GAAP.

a. Cypress follows the full cost accounting guideline as established by the Canadian Institute of Chartered Accountants. Under this guideline, the net carrying value of the Company's oil and gas properties is limited to an estimated recoverable amount calculated as aggregate undiscounted future net revenues, after deducting future general and administrative costs, financing costs, and income taxes. In accordance with the full cost method of accounting as set out by the U.S. Securities and Exchange Commission, the carrying value of a companies oil and natural gas assets net of future taxes and estimated site restoration is limited to a standardized measure of discounted future cash flows, before financing and general administrative costs. Where the amount of a ceiling test write down under Canadian GAAP differs from the amount of a write down under U.S. GAAP, the charge for depreciation and depletion under U.S. and Canadian GAAP will differ in subsequent years. At December 31, 2000, no ceiling test writedowns under Canadian or U.S. GAAP were required. At December 31, 1999, no writedown was required under Canadian GAAP, however, a writedown in the amount of $5,733, net of the related adjustment to depletion and depreciation, was required under U.S. GAAP. This has resulted in adjustments to property and equipment, future income tax liability, depletion and depreciation and future income tax expense as at and for the year ended December 31, 1999 and in subsequent periods.

b. Effective January 1, 2000, the Company adopted, retroactively without restating prior years, the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. In prior years, the Company computed deferred income taxes using the deferral method.

         The new Canadian accounting standard is similar to the United States Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. In estimating future tax consequences, the new Canadian standard generally considers all expected events, including substantively enacted changes in laws or rates, while U.S. GAAP allows only the statutory rate to be used.


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         For purposes of this reconciliation, the effects of the change in accounting policy have been reversed and future income taxes for the year ended December 31, 1999 have been calculated following FAS 109.

c. UnderU.S. GAAP, the proceeds from the issuance of flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is reversed when tax benefits are renounced and a future tax liability is recognized at that time. Income tax expense is the difference between the amount of the future tax liability and the liability recognized on issuance.

         Cypress issued flow through shares at a price lower than market value. As a result the difference between the fair value of the shares adjusted for the tax benefit less the fair value of the shares has been recorded as compensation expense. Under Canadian GAAP, the shares issued were recorded net of the tax benefits renounced.


d. Under U.S. GAAP, diluted per common share amounts are determined using the treasury stock method. Under this method, the fully diluted weighted average number of common shares amount is calculated on the basis that all dilutive share options were exercised with the related proceeds used to purchase common shares of the Company at their average market price for the period. Under Canadian GAAP, diluted per common share information is calculated on the basis of the weighted average number of common shares that would have been outstanding during the year had all the stock options been exercised at the date of their issuance and the proceeds from exercise had earned a rate of return.



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